                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 ____________

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 1)/1/

                      Digital Courier Technologies, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, .0001 Par Value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   253838106
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                Proponent Group
                                c/o James Egide
                              313 Elks Point Road
                          Zephyr Cove, Nevada  89448

                                with a copy to

                             Bryan T. Allen, Esq.
                                Stoel Rives LLP
                       201 South Main Street, Suite 1100
                        Salt Lake City, UT  84111-4904
                                (801) 328-3131
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 30, 2001
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 15 Pages)
___________________________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Page 2 of 15
===============================================================================

                                 SCHEDULE 13D
CUSIP NO.
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      JAMES EGIDE
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,399,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          9,304,326
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,399,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          9,304,326
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,304,326

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      21.4%+
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

+ Calculated based on Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, using 43,544,444 shares outstanding as of November 30, 2001.

                                                                   Page 3 of 15
===============================================================================

                                 SCHEDULE 13D
CUSIP NO.
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      C.R. FEDRICK
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,497,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          9,304,326
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,497,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          9,304,326
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,304,326

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      21.4%+
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

+ Calculated based on Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, using 43,544,444 shares outstanding as of November 30, 2001.

                                                                    Page 4 of 15
===============================================================================

                                 SCHEDULE 13D
CUSIP NO.
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      JAMES THOMPSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,400,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          9,304,326
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,400,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          9,304,326
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,304,326

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)     [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      21.4%+
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

+ Calculated based on Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, using 43,544,444 shares outstanding as of November 30, 2001.

                                                                    Page 5 of 15
===============================================================================

                                 SCHEDULE 13D
CUSIP NO.
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      KEN NAGEL
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,325,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          9,304,326
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,325,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          9,304,326
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,304,326

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      21.4%+
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

+ Calculated based on Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, using 43,544,444 shares outstanding as of November 30, 2001.

                                                                 Page 6 of 15
==============================================================================

                                 SCHEDULE 13D
CUSIP NO.
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      R.J. PITTMAN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,076,076
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             9,304,326
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,076,076
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          9,304,326
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          9,304,326
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      21.4%+
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------


+ Calculated based on Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, using 43,544,444 shares outstanding as of November 30, 2001.

                                                                  Page 7 of 15
==============================================================================

                                SCHEDULE 13D
CUSIP NO.
         ----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      WILLIAM ISETTA, AS TRUSTEE OF THE ANNE MARIE EGIDE JUDICE ENDOWMENT
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          651,250
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             9,304,326
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          651,250
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          9,304,326
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          9,304,326
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      21.4%+
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

+ Calculated based on Rule 13d-3(d)(l) of the Securities Exchange Act of 1934, as amended, using 43,544,444 shares outstanding as of November 30, 2001.

                                                                  Page 8 of 15
==============================================================================

                                 SCHEDULE 13D

CUSPID NO.
          ------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      STANTON JONES
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions) PF
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION: United States
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER                         1,073,000
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER                       9,304,326
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER                    1,073,000
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER                  9,304,326
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  9,304,326
11


------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               21.4%+
13

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)                        IN
14

------------------------------------------------------------------------------

+ Calculated based on Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, using 43,544,444 shares outstanding as of November 30, 2001.

                                                                   Page 9 of 15
===============================================================================

                                 SCHEDULE 13D
CUSIP NO.
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      CHAD EVANS
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions) PF
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION: United States
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER                            883,000
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER                        9,304,326
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER                       883,000
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER                   9,304,326
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   9,304,326
11


------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                21.4%+
13

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)                        IN
14

------------------------------------------------------------------------------

+ Calculated based on Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, using 43,544,444 shares outstanding as of November 30, 2001.

Item 1.  Security and Issuer

     This Schedule 13D (this "Schedule") relates to shares of common stock, $.0001 par value (the "Common Stock"), of Digital Courier Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 348 East 6400 South, Suite 220, Salt Lake City, Utah 84107.

Item 2.  Identity and Background

     (a) This Schedule is jointly filed by James Egide; James Thompson; C.R. Fedrick; Ken Nagel; R.J. Pittman; William Isetta as Trustee of the Anne Marie Egide Judice Endowment; Stanton Jones and Chad Evans (individually, a "Reporting Person," and collectively, the "Reporting Persons"). This statement constitutes an initial filing for R.J. Pittman, William Isetta, Stanton Jones and Chad Evans and an amended filing for James Egide, James Thompson, C.R. Fedrick and Ken Nagel.

     (b), (c) & (f)

     Mr. Egide is a citizen of the United States, presently resides at 313 Elks Point Road, Zephyr Cove, Nevada 89448 and is the Chief Executive Officer and a member of the board of directors of Orbis Development Inc., a reporting company under the Securities Exchange Act of 1934, as amended. Mr. Egide's principal business address is the same as his home address.

     Mr. Thompson is a citizen of the United States, presently resides at 100 Beach Drive, NE, Suite 1502, St. Petersburg, Florida 33701, and is currently President of Transdough, Inc., a Florida corporation engaged in consulting for startup ecommerce ventures. Mr. Thompson's principal business address is the same as his home address.

     Mr. Fedrick is a citizen of the United States, presently resides at 3200 Fedrick Ranch Road, Petaluma, California 94954, and currently works as a contractor under the name C.R. Fedrick Inc. Mr. Fedrick's principal business address is P.O. Box 688, Novato, California 94948.

     Mr. Nagel is a citizen of the United States, presently resides at 1756 Arabian Lane, Palm Harbor, Florida 34685, and is independently employed as a credit card ISO doing business under the name Steamline Processing, Inc.
Mr. Nagel's principal business address is 8601 4th Street North #307,
St. Petersburg, Florida  33702.

     Mr. Pittman is a citizen of the United States, presently resides at 20 Alexander Ave., Sausalito, California 94965 and is currently Manager of Venture Factory Partners, LLC, a venture group engaged in advising technology companies. Mr. Pittman's principal business address is 234 Ritch St., San Francisco, CA 94107.

     Mr. William Isetta, Trustee of the the Anne Marie Egide Judice Endowment, is a citizen of the United States, presently resides at 560 Este Madera, Novato, CA 44949, and is currently Chief Operating Officer and a member of the board of directors of Orbis Development Inc., a reporting company under the Securities Exchange Act of 1934, as amended. Mr. Isetta's principal business address is 400 Bel Marin Keys Boulevard, Novato, CA 44949.

     Mr. Jones is a citizen of the United States, presently resides at 2732 Meadow Creek Drive, Park City, Utah 84060, and is currently the owner of Park City TV, a Park City-based television station. Mr. Jones's principal business address is P.O. Box 2877, Park City, Utah 84060.

     Mr. Evans is a citizen of the United States, presently resides at 3304 East 9800 South, Sandy, Utah 84092, and is currently the Chief Executive Office of Comm Digital Inc., a private internet technology company. Mr. Evans's principal business address is the same as his home address.

     (d) To the best of their knowledge, during the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) To the best of their knowledge, during the last five years none of the Reporting Persons has been a party to a civil proceeding of a jurisdiction or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Mr. Egide acquired 899,000 of his shares of Common Stock directly from the Company in exchange for approximately $200,000 in personal funds prior to 1990 and acquired 500,000 of his shares of Common Stock in exchange for his interest in Digital Courier International, Inc. when the Company acquired such entity in 1998.

     Mr. Thompson acquired 1,325,000 of his shares of Common Stock directly from the Company in exchange for his interest in SB.com, Inc. when the Company acquired such entity in 1999 and acquired 75,000 of his shares of Common Stock in the open market with personal funds at a price of $3.20 per share during 1999.

     Mr. Fedrick acquired 900,000 of his shares Common Stock in the open market with personal funds at the price of $.75 per share in October 1999 and acquired an additional 597,000 shares of Common Stock in the open market with personal funds at a price of between $.07 and $.35 per share in various transactions between March 2001 and August 2001.

     Mr. Nagel acquired 1,325,000 shares of Common Stock directly from the Company in exchange for his interest in SB.com, Inc. when the Company acquired such entity in 1999.

     Mr. Pittman acquired 1,076,076 shares of Common Stock directly from the Company in exchange for his interest in Digital Courier International, Inc. when the Company acquired such entity in 1998.

     The Anne Marie Egide Judice Endowment Trust acquired 651,250 of its shares of Common Stock directly from the Company in exchange for its interest in Databank International Ltd. when the Company acquired such entity in early 2000.

     Mr. Jones acquired 1,073,000 of his shares of Common Stock directly from the Company in exchange for his interest in Databank International Ltd. when the Company acquired such entity in early 2000.

     Mr. Evans acquired 750,000 of his shares of Common Stock directly from the Company in exchange for his interest in Databank International Ltd. when the
Company acquired such entity in early 2000.   Mr. Evans acquired his remaining
133,000 shares of Common Stock in the open market with personal funds in January 2001 at the purchase price of $.30.

Item 4.  Purpose of Transaction

     The Reporting Persons originally acquired shares of Common Stock for investment purposes. That original purpose, however, has changed. The principal objective of the Reporting Persons with respect to their ownership of Common Stock is currently to seek a sufficient number of votes by written consent to remove the current board of directors of the Company and in their place elect Alan J. Grosh, James L. Thompson and R.J. Pittman. Other than as set forth above, the Reporting Persons have no existing plans or proposals that include or may result in: (a) the acquisition of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) a change in the number or term of directors or to fill any existing vacancies on the board, (e) a material change in the present capitalization or dividend policy of the Company, (f) any other material changes in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Company by any person, or (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system.

Item 5.  Interest in Securities of the Issuer

     (a) and (b) Mr. Egide is the direct owner of 1,399,000 shares of Common Stock, which constitutes approximately 3.2% of the total number of outstanding shares of the Common Stock based on 43,544,444 shares outstanding as of November 30, 2001.

     Mr. Fedrick is the direct owner of 1,497,000 shares of Common Stock, which constitutes approximately 3.4% of the total number of outstanding shares of the Common Stock based on 43,544,444 shares outstanding as of November 30, 2001.

     Mr. Thompson is the direct owner of 1,400,000 shares of Common Stock, which constitutes approximately 3.2% of the total number of outstanding shares of the Common Stock based on 43,544,444 shares outstanding as of November 30, 2001.

     Mr. Nagel is the direct owner of 1,325,000 shares of Common Stock, which constitutes approximately 3% of the total number of outstanding shares of the Common Stock based on 43,544,444 shares outstanding as of November 30, 2001.

     Mr. Pittman is the direct owner of 1,076,076 shares of Common Stock, which constitutes approximately 2.5% of the total number of outstanding shares of the Common Stock based on 43,544,444 shares outstanding as of November 30, 2001.

     The Anne Marie Egide Judice Endowment is the direct owner of 651,250 shares of Common Stock, which constitutes approximately 1.4% of the total number of outstanding shares of the Common Stock based on 43,544,444 shares outstanding as of November 30, 2001.

     Mr. Jones is the direct owner of 1,073,000 shares of Common Stock, which constitutes approximately 2.5% of the total number of outstanding shares of the Common Stock based on 43,544,444 shares outstanding as of November 30, 2001.

     Mr. Evans is the direct owner of 883,000 shares of Common Stock, which constitutes approximately 2% of the total number of outstanding shares of the Common Stock based on 43,544,444 shares outstanding as of November 30 2001.

     As a group, the Reporting Persons beneficially own 9,304,326 shares of Common Stock, which constitutes approximately 21.4% of the total number of outstanding shares of the Common Stock based on 43,544,444 shares outstanding as of November 30, 2001. Except with respect to the plan to execute and solicit consents to remove the current directors of the Company and replace them with the specified nominees, each of the Reporting Persons disclaims any beneficial ownership of the shares of Common Stock owned by each other Reporting Person.

     (c) There have been no transactions in the shares of Common Stock effected by any of the Reporting Persons during the last sixty days.

     (d) and (e) are not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Reporting Persons have entered into a Joint Filing and Consent Agreement dated as of the 30th day of November, 2001. Pursuant to such agreement, each member of the Reporting Persons has agreed, among other things,
(a) to file jointly file and update reports pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended ("Section 13 Reports") with respect to the Common Stock, and (b) to vote, and grant James Egide a proxy to vote, all of their shares of Common Stock in favor of a proposed consent replacing the board of directors of the Company and resolutions that are similar to or would facilitate approval of such consent. The Joint Filing and Consent Agreement expires upon the earliest to occur of (x) the date the proposed consent becomes effective, (y) June 30, 2001 and (z) the date the agreement is terminated by all parties thereto.

Item 7.  Material to be Filed as Exhibits

         Exhibit 1. Joint Filing and Consent Agreement dated as of November 30, 2001, between James Egide; C.R. Fedrick; James Thompson; Ken Nagel; R.J. Pittman; William Isetta as Trustee of the Anne Marie Egide Judice Endowment; Stanton Jones and Chad Evans.

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 30, 2001           /s/ James Egide
                                  --------------------------------
                                       James Egide


Dated: November 30, 2001           /s/ C.R. Fedrick
                                  --------------------------------
                                       C.R. Fedrick


Dated: November 30, 2001           /s/ James Thompson
                                  --------------------------------
                                       James Thompson


Dated: November 30, 2001           /s/ Ken Nagel
                                  --------------------------------
                                       Ken Nagel


Dated: November 30, 2001           /s/ R.J. Pittman
                                  --------------------------------
                                       R.J. Pittman


Dated: November 30, 2001           /s/ William Isetta
                                  --------------------------------
                                       William Isetta, as Trustee of the
                                       Anne Marie Egide Judice Endowment


Dated: November 30, 2001           /s/ Stanton Jones
                                  --------------------------------
                                       Stanton Jones


Dated: November 30, 2001           /s/ Chad Evans
                                  --------------------------------
                                       Chad Evans

                                 EXHIBIT INDEX


Exhibit No.                           Description
-----------      -------------------------------------------------------------
Exhibit 1.       Joint Filing and Consent Agreement dated as of November 30,
                 2001, between James Egide; C.R. Fedrick; James Thompson; Ken
                 Nagel; R.J. Pittman; William Isetta as Trustee of the Anne
                 Marie Egide Judice Endowment; Stanton Jones and Chad Evans.